SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 4, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           --------                 ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No        X
                           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

   CNOOC LIMITED COMPLETES ACQUISITION OF TANGGUH LNG EQUITY STAKE

(Hong Kong, February 4, 2003) - CNOOC Limited (together with its subsidiaries, the "Company", SEHK: 883, NYSE: CEO) announced today that it has completed its acquisition of an equity interest in the reserves associated with the Tangguh LNG Project in Indonesia.

The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Company acquired from BP an equivalent 12.5% stake in the Tangguh LNG Project for US$275 million through the acquisition of a 44.0% interest in the Muturi PSC and a 42.4% interest in the Wiriagar PSC.

The Tangguh LNG Project partners have signed a 25-year LNG Supply Contract to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in China, beginning in 2007.

"With this transaction we have taken a significant step in executing our natural gas strategy in China's rapidly growing coastal gas market," commented Mr. Yang Hua, Senior Vice President of CNOOC Limited and President of CNOOC International Limited. "Furthermore, this acquisition is consistent with our strategy of prudent and selective international expansion while maintaining our core focus in Offshore China."

Merrill Lynch (Asia Pacific) Limited and Credit Suisse First Boston (Hong
Kong) Limited were financial advisors to the Company in connection with the acquisition.

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes,



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of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:
Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
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Ms Anne Lui/ Ms. Zelda Yung/Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8028/3141-8063
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         -------------------
         Zelda.yung@knprhk.com
         ---------------------
         maggie.chan@knprhk.com
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                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              --------------------------
                                              Name:  Cao Yunshi
                                              Title:  Company Secretary

Dated: February 4, 2003